WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

07020700

RECEIVED

January 24, 2007

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Non-Executive Director Retires	January 24, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

PROCESSED
FEB 0 2 2007
THOMSON FINANCIAL

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dw 1/31

Issued: Wednesday 24 January 2007

Marks and Spencer Group plc ("Marks & Spencer")

Non-Executive Director Retires

Marks & Spencer today announces that Jack Keenan, Non-Executive Director, will be retiring from the Board following the 2007 AGM to be held on Tuesday 10 July, when he will have completed his two three-year terms as a Non-Executive Director.

Lord Burns, Chairman, commented: "On behalf of the Board I would like to thank Jack for his service, contribution and commitment to Marks & Spencer during the past six years and for his chairmanship of the Remuneration Committee since July 2004."

Louise Patten will succeed Jack Keenan as Remuneration Committee Chairman with immediate effect.

ENDS

For further information, please contact:

Investor Relations:		**Corporate Press Office:**	
Amanda Mellor:	020 8718 3604	Clair Foster:	020 8718 8323
Majda Rainer:	020 8718 1563	Bella Vuillermoz:	020 8718 1967

WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

January 23, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Marks and Spencer Announces Funding Plan for UK Defined Benefit Pension Scheme	January 23, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

Issued: Tuesday, 23 January 2007

MARKS & SPENCER ANNOUNCES FUNDING PLAN FOR UK DEFINED BENEFIT PENSION SCHEME

- Triennial actuarial valuation deficit: £704m
- M&S to contribute value of £500m via interest in property partnership;
- It is not proposed to close the scheme for existing members and consultation begins with employees on a range of choices regarding the build up of their pension in the future.

The triennial actuarial valuation of the Marks & Spencer UK defined benefit pension scheme ("Pension Scheme") at 31 March 2006 results in a deficit of £704m. The IAS19 valuation as at 30 September 2006 was a deficit of £1,031.7m.

M&S has agreed the terms of a plan to fund the £704m deficit with the Pension Scheme Trustee. M&S will contribute £500m of value into the Pension Scheme via an interest in a property-backed partnership, with the remainder of the deficit expected to be met by investment returns on the Pension Scheme's assets.

To meet the £500m contribution of value, M&S will establish a partnership with the Pension Scheme which will hold M&S properties with a current market value of approximately £1.1bn. These properties will be leased back to M&S and a fixed annual distribution to the Pension Scheme of c£50m will be made out of partnership profits for a 15 year period (currently equating to an effective financing rate for M&S of c5.4%.). The Pension Scheme will hold the £500m partnership interest, representing the net present value of these future distributions, as part of its total investment portfolio and accordingly the deficit will be reduced by this amount. M&S will retain control over the properties held as part of this arrangement, including flexibility to substitute alternative properties.

The partnership will be consolidated in the M&S Group accounts with no impact on the Group's net assets as the retirement benefit liability will be reduced by £500m and replaced by an amortising liability in respect of the obligations of the partnership to the Pension Scheme. The impact of the funding plan on the Group's Income Statement is not expected to be material.

This funding plan enables M&S to make a substantial contribution to the Pension Scheme which will immediately reduce the deficit, while ensuring that the Company's cashflow obligations to the Scheme are spread over a manageable period. From its perspective, the Pension Scheme receives a significant income yielding asset, backed by a strong portfolio of M&S property. This plan enables the Company to make the future of the Pension Scheme more secure for its 123,000 members, including 26,000 current employees.

In conjunction with the finalisation of the funding plan, Marks & Spencer has also begun consulting with employee members on a range of choices about how their pension builds up in the future. Under the proposal, there are three options and each member can choose the one that suits them best. With one of the options, members would make contributions to the scheme; with the other two, members would not.

In addition, Marks & Spencer today announces its intention to redeem outstanding secured bonds to the value of £317m issued by Amethyst Finance plc*. This will release properties with a current estimated market value of £550m (book value at 30 September 2006: £343m) for use in the partnership. The redemption will give rise to a one-off make-whole premium, which, together with the costs of this transaction will result in an exceptional item of £30m - £35m being recorded in the Group's 2006/7 profit and loss account.

Ian Dyson, Finance Director, Marks & Spencer, said:

"*We know staff in our final salary scheme value this benefit very highly which is why we want to keep the scheme open. By using our valuable property portfolio we have been able to put the scheme on a safer footing and we have also put together a range of options which we're now discussing with employees to give them choices about how they want to grow their pension in the future.*"

* Amethyst Finance Plc comprises:
£60,000,000 Class A1 Secured Floating Rate Notes due 2015
£131,000,000 Class A2 Secured Floating Rate Notes due 2026
£140,000,000 Class B Secured 6.282 per cent. Bonds due 2026

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

Contacts:

Amanda Mellor, IR	+44 (0)20 8718 3604
Majda Rainer, IR	+44 (0)20 8718 1563
Corporate Press Office:	+44 (0)20 8718 1919

Investor Conference Call:

This will be hosted by Ian Dyson at 08.30 (GMT) on Tuesday 23 January 2007:

Dial in number: +44 (0) 208 515 2326

A recording of this call will be available until Tuesday 30 January 2007:

Dial in number: +44 (0) 20 7190 5901

Access Code: 134895 #